Acorn Acquisition Corp.

1035 Park Avenue

Suite 7B

New York, New York 10028

February 7, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention: Tom Jones

Re: Acorn Acquisition Corp.

Registration Statement on Form S-4

Pre-Effective Amendment No. 4

Filed: February 1, 2008

File No. 333-146685

Dear Mr. Jones:

On February 1, 2008, Acorn Acquisition Corp., a Delaware corporation (the "Company"), filed Pre-effective Amendment No. 4 to its Registration Statement on Form S-4 (Registration No. 333-146685) (the "Registration Statement") in response to the limited review comment letter dated January 28, 2008 (the "Comment Letter") that was received by the Company. On January 30, 2008, the Company filed its Form 10-Q/A for the fiscal period ended September 30, 2007 to address the fourth comment set forth in the Comment Letter. For the convenience of the Commission's staff we asked our counsel to supply you with a red-line copy showing all changes made from the Company's Form 10-QSB/A filed on January 22, 2008 to the Company's Form 10-QSB/A filed on January 30, 2008. We understand that Mr. Hirshfield sent you a copy of such red-line on January 30, 2008.

The Company believes that it has now addressed all of the concerns of the Commission staff expressed in the Comment Letter and the previous comment letters with respect to the original filing and the earlier pre-effective amendments to the Registration Statement. For this reason, the Company respectfully requests that the effectiveness of the Registration Statement be accelerated to Monday, February 11, 2008, at 4:00 PM or as soon thereafter as possible.

The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; (iv) the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in connection with its review of the Company's filing or in response to its comments on the Company's filing; (v) the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement; and (vi) the Company has reviewed and complied with Rules 460 and 461 to the extent that they are applicable.

Very truly yours,

Acorn Acquisition Corp.

By: /s/ Alain U. Vetterli

Alain U. Vetterli

Chief Executive Officer and Chief Financial Officer